GO Acquisition Corp.

450 W 14th Street

New York, NY 10014

July 31, 2020

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ruairi Regan

RE:	GO Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-239572) (the “Registration Statement”)

Dear Mr. Regan:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on August 4, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GO ACQUISITION CORP.

By:	/s/ Alejandro San Miguel
Name:	Alejandro San Miguel
Title:	Vice President and Secretary